SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 000-21388

MAGAL SECURITY SYSTEMS LTD.
(Translation of registrant’s name into English)

P.O. Box 70, Industrial Zone, Yehud 5610001 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

This Report on Form 6-K is incorporated by reference into the Registrant’s Form F-3 Registration Statement File No. 333-217063 and Form S-8 Registration Statements File Nos. 333-127340, 333-164696, 333-174127 and 333-190469.

EXPLANATORY NOTE

On November 16, 2020, Magal Security Systems Ltd. (“we,” or the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”) at the Company’s offices located at 17 Altalef Street, Industrial Zone, Yehud, Israel.  At the Meeting, our shareholders approved the following resolutions:

(1)	Re-election of Messrs. Beck, Ben-Haim, Berman and Bigger as directors of the Company each for a term to expire at the 2021 annual general meeting;
(2)	Re-election Mr. Mosh Tsabari to the board of directors of the Company to serve as an external director for a three-year term;
(3)	Approval of a dividend distribution not to exceed USD 25 million, at the time and in the amount to be directed by the Company’s Board of Directors;
(4)	Re-adoption of the Company's updated Compensation Policy; and
(5)
Ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2020, and to authorize our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

Only shareholders of record as of the close of business on October 20, 2020 were entitled to vote at the meeting. All resolutions were approved by the majority requirements under Israel’s Companies Law, 5759-1999.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2020

Magal Security Systems Ltd. By: /s/ Doron Kerbel Doron Kerbel V.P. General Counsel & Company Secretary